Exhibit 99.1
For Immediate Release: May 8, 2009
For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305
Pennichuck Corporation Announces First Quarter 2009 Results
MERRIMACK, NH (May 8, 2009) – Pennichuck Corporation (NASDAQ: PNNW) today announced that it operated at break-even for its first quarter ended March 31, 2009 before giving effect to eminent domain-related costs. After giving effect to eminent domain-related costs, reported results for the quarter were a net loss of $(68,000), or $(0.02) per share, on revenues of $7.0 million. This compares to net income of $2.5 million, or $0.58 per share, for the first quarter of 2008 on revenues of $6.7 million.
First quarter 2008 net income included a non-operating after-tax gain of approximately $2.3 million from the sale of the Company’s interests in three commercial office buildings (the “HECOP’s”) in Merrimack, New Hampshire. Excluding the after-tax gain from the sale of the HECOP’s and excluding 2008 eminent domain costs, earnings per share for the first quarter of 2008 would have been approximately $0.05 per share (diluted). The decrease from $0.05 per share to essentially break-even was due principally to higher first quarter 2009 water utility operating expenses and interest expense. Higher water utility operating expenses included increased property taxes due to capital additions and higher rates, increased pension and other post-retirement expenses, and increased depreciation attributable to completed portions of the water treatment plant upgrade. Eminent domain-related costs were $118,000 in the first quarter of 2009 compared to $12,000 in the same quarter of the prior year.
The first quarter 2009 revenue increase resulted principally from higher temporary water rates granted to the Company’s Pennichuck Water and Pittsfield Aqueduct regulated water utility subsidiaries in December 2008 and higher non-regulated service revenues, net of the effects of year-over-year lower water usage volumes. Residential customer usage in the Company’s core system declined approximately 3% for the three months ended March 31, 2009 compared to the same period in 2008 due to the combined effects of the economic recession and ongoing customer conservation measures. Additionally, industrial customer usage volumes were lower in the first quarter of 2009 as compared to the same quarter of 2008 due principally to process changes implemented by one of our customers. However, substantially all of the first quarter 2009 revenue effect of that process change will be recovered by the Company in the second quarter of this year due to take-or-pay contract provisions.

Pennichuck Water currently has a rate case before the New Hampshire Public Utilities Commission (“NHPUC”) that, if approved in its entirety, would result in an annualized increase in revenues of approximately $5.1 million. In December 2008, the NHPUC issued an order granting Pennichuck Water an annualized temporary increase in revenues of approximately $2.4 million, or 11%. A final hearing on this case regarding the establishment of permanent rates is scheduled for May 19, 2009.
Pittsfield Aqueduct also has a rate case before the NHPUC pursuant to which, in December 2008, the NHPUC issued an order granting Pittsfield Aqueduct an annualized temporary increase in revenues of approximately $666,000. In January 2009, Pittsfield Aqueduct filed a motion with the NHPUC to extend the procedural schedule and to allow it to revise its request for permanent rate relief. A final hearing on this case regarding the establishment of permanent rates is scheduled for late September of this year.
The temporary rate relief that has been granted by the NHPUC for both Pennichuck Water and Pittsfield Aqueduct does not necessarily reflect the ultimate outcome of the underlying requests for permanent rate relief. Any difference between the temporary rate relief that has been granted and the permanent rates ultimately approved by the NHPUC for these utilities will be reconciled upon the approval of such permanent rates.
Commenting on the Company’s results for the quarter, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “Our first quarter is typically our softest quarter in terms of metered water usage volumes and this year revenues were also adversely affected by the current economic recession which has reduced demand from existing customers and curtailed new customer growth. It should be noted, however, that the Company generated $2.25 million in operating cash flow for the quarter. Also, as we move through the typically higher water demand quarters in 2009, and complete the two rate cases we have before the NHPUC, we expect substantially improved performance.”
Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.

Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.” The Company’s website is at www.pennichuck.com.
This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the results of the appeal to the New Hampshire Supreme Court of the reaffirmed eminent domain order of the New Hampshire Public Utilities Commission in favor of the City of Nashua, New Hampshire; the impact of an eminent domain taking by Nashua on business operations and net assets; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation and Subsidiaries
Comparative Financial Results

Quarter Ended March 31:	2009	2008
Operating Revenues	$7,023,000	$6,742,000
Operating Income	$830,000	$1,006,000
Net (Loss) Income	$(68,000)	$2,490,000
(Loss) Earnings Per Common Share:
Basic	$(0.02)	$0.59
Diluted	$(0.02)	$0.58
Weighted Average Common Shares Outstanding:
Basic	4,252,560	4,230,728
Diluted	4,252,560	4,271,220

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